Annual N-SAR: Delaware Group(r) Equity Funds I (the "Registrant")
October 30, 2008
Item 77E

On September 15, 2008, Lehman Brothers Holdings Inc. ("Lehman") filed a voluntary petition for bankruptcy relief under chapter 11 of Title 11 of the United States Code in the United States
Bankruptcy Court for the Southern District of New York.  Subsequently, several Lehman affiliates, including the following entity filed for similar relief in the same court:  Lehman
Brothers Special Financing Inc. on October 3, 2008; On October 11, 2008, Lehman and its
affiliates filed a motion, which was approved on October 16, 2008, requesting joint administration of these chapter 11 cases in the United States Bankruptcy Court for the Southern
District of New York.

The Registrant intends to file a proof of claims against the entity listed above.  As of the date of this N-SAR, the total value of the claims expected to be filed by the Registrant's Delaware
Balanced Fund is approximately $149,630.

650445_1